Exhibit 99.1

MATERIAL FACT

JBS INVESTS US$150 MILLION IN MULTIPROTEIN HUB IN THE MIDDLE EAST

JBS N.V. (“JBS”) informs its shareholders and the market in general that it has entered into a Share Purchase Agreement (SPA) with Oman Food Investment Holding Company S.A.O.C. (“OFC” and, together with JBS, “Parties”) to establish a Joint Venture between the Parties through a company based in the Netherlands (“JV”), which will own 100% of the businesses currently operated in Oman by the companies A’Namaa Poultry Co. SAOC, responsible for an integrated project for the production and processing of chicken meat, and Al Bashayer Meat Company SAOC, dedicated to the confinement and processing of beef and lamb meat.

The JV will aim to establish a protein production hub in Oman to ensure food security for the population, in accordance with the Sultanate’s Vision 2040, and to position the country as a center for the production of halal products suitable for export to various markets.

JBS will invest USD 150 million in equity in the JV, holding 80% of its shares, while OFC will hold the remaining 20%. This investment implies an Enterprise Value pre-money of USD 167.5 million for the JV.

The resources will be used mainly for the completion of (i) the A’Namaa integrated poultry plant, located in the Ibri region in northern Oman, approximately 380 kilometers west of Muscat (the nation’s capital) and 280 kilometers south of Dubai, United Arab Emirates; and (ii) the Al Bashayer’s beef and lamb processing facility in Thumrait, in southern Oman.

With this, we estimate that the operation will reach a static industrial production capacity of approximately 300 thousand tons per year. This capacity corresponds to the daily processing of approximately 1,000 head of cattle, 5,000 lambs, and 600,000 chicken. Production is expected to start within six months for beef and lamb, and within 12 months for poultry.

We estimate that the completion of the project will generate more than 3,000 direct jobs over the next five years in Oman throughout the entire value chain, contributing significantly to local economic development, the qualification of the workforce and the growth of Oman's agri-food sector.

The consummation of the transaction is subject to compliance with usual conditions precedent for transactions of this nature, including applicable regulatory approvals.

JBS will keep the market duly informed of the transaction's evolution in accordance with current legislation.

Amstelvenn, February 8, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Forward-Looking Statements

This notice contains certain statements, including statements relating to business plans and objectives, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations, as well as the risk factors discussed in the final prospectus, dated April 22, 2025 and filed by the Company with the United States Securities and Exchange Commission, relating to the Company’s registration statement on Form F-4 (File No. 333-273211). While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.